Exhibit 99.2

New Gold Agrees to Acquire Silver Quest Resources
Consolidates Ownership of Blackwater Project in British Columbia

(All figures are in Canadian dollars unless otherwise indicated)

October 17, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) and Silver Quest Resources Ltd. (“Silver Quest”) (TSX.V:SQI) today jointly announce a binding letter agreement whereby New Gold will acquire, through a plan of arrangement (the “Arrangement”), all of the outstanding common shares of Silver Quest. Under the terms of the Arrangement, Silver Quest shareholders will receive 0.09 of a New Gold share (the “Share Consideration”) for each Silver Quest share held and one common share in a new Yukon-focused precious metals exploration company, McIntyre Minerals Inc. (“McIntyre”) for every three Silver Quest shares held (the “Spinco Consideration”). The offer values Silver Quest at $1.32 per share, representing a 52% premium based on the combination of:

•
The Share Consideration of $1.06 per share, representing a 22% premium based on New Gold and Silver Quest’s October 14, 2011 closing prices on the TSX and TSX.V, respectively, implying an equity offer value of approximately $131 million on a fully diluted basis and a transaction value of $121 million, net of the cash to be received from the exercise of Silver Quest’s dilutive instruments

•	The Spinco Consideration of $0.26 per share, representing an additional 30% premium based on Silver Quest’s October 14, 2011 closing price on the TSX.V, implying a value of approximately $35 million

Upon closing of the Arrangement, which is expected in December 2011, New Gold will acquire Silver Quest’s 25% interest in the Davidson Property, which forms the northern half of the Blackwater Project and in which New Gold currently holds the remaining 75% interest. Silver Quest’s share of the Blackwater mineral resource includes 0.56 million ounces of indicated and 0.21 million ounces of inferred gold mineral resources. In addition, New Gold will acquire a 100% interest in the Capoose Property which covers over 41,000 hectares of land and has an established gold and silver indicated and inferred mineral resource. The Capoose Property is located approximately 25 kilometres west of the Blackwater Project.

As part of the Arrangement, New Gold will purchase, on a private placement basis, $3.5 million of McIntyre shares at a price of $0.78 per share ($0.26 per share value adjusted for the three Silver Quest for one McIntyre share exchange), which will result in New Gold holding 9.9% of the shares outstanding of McIntyre, with current Silver Quest shareholders holding the remaining 90.1% upon completion of the Arrangement. Including the proceeds from the New Gold private placement, it is expected McIntyre will have approximately $15 million in cash to fund an aggressive two year exploration program focused on Silver Quest’s 3Ts Gold Project in central British Columbia and a number of Yukon exploration properties.

Transaction Highlights – New Gold

▪	Consolidates New Gold’s ownership of the Blackwater Project in British Columbia adding 0.56 million ounces of indicated and 0.21 million ounces of inferred gold mineral resources

▪	Adds significant landholding with established gold and silver mineral resource in close proximity to Blackwater Project with the Capoose Property

▪	Provides New Gold shareholders with a strategic ownership position in McIntyre

"The acquisition of Silver Quest’s Davidson interest and the Capoose Property consolidates our ownership of the Blackwater Project and expands our presence significantly in the area," stated Randall Oliphant, New Gold Executive Chairman. "We also look forward to continuing our relationship with Silver Quest as a shareholder in McIntyre given their team’s track record of delivering value for shareholders."

Transaction Highlights – Silver Quest

▪	Immediate and attractive premium recognizing both the current value and potential value of the Davidson Property

▪	All-share deal – shareholders retain exposure to the Blackwater Project and gain exposure to New Gold’s diversified gold production base and strong growth profile

▪	Maintain exposure to Silver Quest’s 3Ts Gold Project and Yukon properties through shares in McIntyre which will be fully funded for an aggressive two year exploration program

"This transaction delivers an immediate and attractive premium to our shareholders while allowing them to continue to share in the potential at the Blackwater Project through their New Gold shares," stated Randy Turner, President and Chief Executive Officer of Silver Quest. "We are pleased that our shareholders are able to retain their exposure to an exciting portfolio of exploration properties in the Yukon and British Columbia through their McIntyre shares with New Gold as a supportive shareholder."

McIntyre Minerals

▪	McIntyre will be led by the existing management team and Board of Silver Quest, who have significant experience in building companies focused on mineral exploration

▪	McIntyre will be a well funded exploration company with sufficient cash for aggressive exploration programs in 2012 and 2013

▪
Exploration in British Columbia will be focused on the 3Ts Gold Project which covers an epithermal gold-silver vein system within which 12 individual mineralized veins, up to 650 metres in strike length and up to 15 metres in true width, have been identified

o	3Ts Gold Project covers approximately 3,100 hectares with an established inferred mineral resource (942,600 tonnes at 4.89 g/t Au and 77 g/t Ag)

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▪	Exploration on the Yukon properties will be focused on 18 properties covering more than 93,000 hectares, including extensive land holdings in the White Gold District

"McIntyre will be well funded to continue to advance its portfolio of exploration properties," stated Randy Turner. "As the McIntyre team evaluates the preliminary results from work completed in the Yukon during the 2011 field season, the team looks forward to executing a robust and targeted program in 2012."

Blackwater Project

The Blackwater Project is a bulk-tonnage gold project located in central British Columbia. New Gold owns 100% of the southern Dave and Jarrit claims within the Blackwater deposit and 75% of the northern Davidson claim where Silver Quest owns the remaining 25%. On September 19, 2011, New Gold and Silver Quest announced an updated resource estimate for the Blackwater Project which is summarized below.

Terms of Offer

▪	Silver Quest shareholders will receive 0.09 of a New Gold common share for each Silver Quest share held and one common share of McIntyre for every three Silver Quest shares held

▪	Values Silver Quest at $1.32 per share including Spinco Consideration, based on New Gold's October 14, 2011 closing price and the estimated New Gold private placement subscription price

▪	Transaction unanimously approved by the Boards of Directors of both New Gold and Silver Quest

▪	Directors and Officers of Silver Quest, representing approximately 7.7% of the fully diluted shares outstanding have entered into voting agreements in support of the Arrangement

▪	$5 million break fee

▪	New Gold retains a right to match any superior proposal

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The acquisition of Silver Quest by New Gold is expected to be completed by way of a court approved plan of arrangement. The maximum number of New Gold shares to be issued, including all options and warrants, would be approximately 11.1 million, in which case New Gold would also acquire approximately $10 million in cash from option and warrant proceeds. Silver Quest’s stock options outstanding on the effective date of the Arrangement will be exchanged for New Gold and McIntyre shares on a cashless exercise basis in accordance with the terms of the Arrangement. Silver Quest warrants will be adjusted or exchanged for new warrants entitling their holders to acquire common shares of New Gold and McIntyre. The transaction is targeted to close in December 2011.

The Special Committee comprised of independent directors of Silver Quest established to review the transaction received a verbal opinion from Paradigm Capital Inc. that the consideration to be received by the Silver Quest shareholders under the terms of the transaction is fair from a financial point of view to the shareholders of Silver Quest. Silver Quest directors have determined that the transaction is in the best interest of Silver Quest and its shareholders and have unanimously approved the transaction. The directors intend to recommend, in the information circular for the shareholder meeting, that Silver Quest shareholders vote in favour of the transaction. Directors and Officers of Silver Quest have entered into lock-up agreements with New Gold under which they have agreed to vote in favour of the Arrangement, their Silver Quest shares and options, which represent approximately 7.7% of Silver Quest’s fully diluted shares outstanding. The Arrangement has been approved unanimously by the Board of Directors of both New Gold and Silver Quest and will be subject to, among other things, the favourable vote of 66 2/3% of the votes cast by Silver Quest shareholders and option holders voting as a single class at a special meeting called to approve the transaction which is expected to take place in December 2011.

In the event that the Arrangement is not completed, Silver Quest has agreed, under certain circumstances, to pay New Gold a termination fee equal to $5 million. Silver Quest has also provided New Gold with certain other customary rights, including a right to match competing offers.

Silver Quest securityholders and other interested parties are advised to read the materials relating to the proposed Arrangement that will be filed by Silver Quest with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or a solicitation of a proxy.

New Gold's financial advisor is Canaccord Genuity Corp. and its legal advisor is Cassels Brock & Blackwell LLP. Silver Quest's financial advisor is Paradigm Capital Inc. and its legal advisor is Gowling Lafleur Henderson LLP. The legal advisor for the Special Committee of Silver Quest is DuMoulin Black LLP.

Technical Information

The Blackwater mineral resource estimate and other scientific and technical information contained in this news release related to Blackwater were prepared by Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). See New Gold’s news release dated September 19, 2011 for details of key assumptions and parameters relating to these resource estimates. The NI 43-101 technical report in respect of the mineral resource estimate disclosed will be filed on SEDAR by November 3, 2011.

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The scientific and technical information in this news release related to Blackwater has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

The indicated and inferred mineral resource estimate for Capoose has been prepared in compliance with the standards of National Instrument 43-101 by Dr. A. Armitage, P. Geol., and J. Campbell, B.Sc., P. Geo., of GeoVector Management Inc. an Ottawa, Ontario consulting firm specializing in mineral resource estimation, project assessment and project management. Dr. Armitage acted as the Qualified Person, as defined in National Instrument 43-101 and is independent of Silver Quest.

David Pawliuk, P. Geo., Vice-President Exploration for Silver Quest is the Qualified Person, as defined by National Instrument 43-101, for the Capoose Project and has reviewed the technical information in this release.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

About Silver Quest Resources Ltd.

Silver Quest is a gold and silver exploration company, whose main areas of interest are central British Columbia and the White Gold District of the Yukon. Silver Quest maintains a portfolio of highly prospective projects, ranging from grassroots exploration through advanced stage resource expansion. The Company is poised to add shareholder value through project advancement, while evaluating early to advanced stage gold and silver projects for possible acquisition. For further information on the company, please visit www.silverquest.ca.

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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's and/or Silver Quest’s future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold/Silver Quest expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Silver Quest's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the Arrangement will be completed successfully on the terms agreed upon by the parties and that the business of Silver Quest will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Silver Quest, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Silver Quest’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold/Silver Quest expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

For further information please contact:

Hannes Portmann, Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com

Randy Turner, President & CEO
Silver Quest Resources Ltd.
Direct: +1 (604) 687-3959
Email: info@silverquest.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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